THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 57



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F  ___
                                  ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   ____     No   X
                                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2000

     On May 26, 2000, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant's financial condition and results of operations at and for the fiscal year ended March 31, 2000. Attached hereto is a copy of a press release dated May 26, 2000 pertaining to such financial condition and results of operations, as well as forecasts for the registrant's operations for the fiscal year ending March 31, 2001. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2000, which information will be prepared on the basis of accounting principles generally accepted in the United States.

     The earning projections for the fiscal year ending March 31, 2001 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     The registrant's earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

     No assurance can be given that the registrant's actual results will not vary significantly from the projected earnings.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                         CORPORATION



                                        By  /s/   KAZUTO TSUBOUCHI
                                          -------------------------
                                          Name:  Kazuto Tsubouchi
                                          Title: Senior Manager
                                                 Investor Relations Group
                                                 Department IV

Date:  May 26, 2000

                                                                    May 26, 2000

FOR IMMEDIATE RELEASE


                       NTT Announces Financial Results
                     for Fiscal Year Ended March 31, 2000


1.  STATUS OF THE CORPORTE GROUP

The NTT Group (NTT and its affiliates) consists of the Nippon Telegraph and Telephone Corporation (NTT) and its 284 subsidiaries and 95 affiliated companies. The principal businesses of the NTT Group cover regional, long-distance and international communications services, mobile communication services, and data communication services.

The business results of consolidated subsidiaries and their respective positions in the NTT Group are as follows:

(1)  Regional Communications Businesses
     ----------------------------------

The principal elements in this business consist of intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

(Consolidated Subsidiaries)
Nippon Telegraph and Telephone East Corporation (NTT East), Nippon Telegraph and Telephone West Corporation (NTT West).

(2)  Long-Distance and International Communications Businesses
     ---------------------------------------------------------

The principal elements in this business consist of inter-prefectural communications services, international communications services and ancillary services pertaining to international communications services.

(Consolidated Subsidiaries)
NTT Communications Corporation, NTT America, Inc., NTT Rocky, Inc.,
NTTA&T Investment, Inc., ntta.com, inc., TELETECHNO, Inc., Milletechno, Inc., NTTA&A Investment, Inc., NTT MULTIMEDIA COMMUNICATIONS LABORATORIES, Inc., Autoweb Communications, Inc., NTT AUSTRALIA PTY. Ltd., NTT Worldwide Telecommunications Corporation, NTT EUROPE LTD., NTT FRANCE SA, NTT Deutschland

GmbH, NTT MSC SDN. BHD., NTT SINGAPORE PTE. LTD., NTT (HONG KONG) LIMITED, NTT Taiwan Ltd., NTT Korea Co., Ltd., NTT do Brazil Participacoes Ltda.

(3)  Mobile Communications Businesses
     --------------------------------

The principal elements in this business consist of mobile telephone services, car telephone services, PHS services, paging services and related ancillary services.

(Consolidated Subsidiaries)
NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc.

(Note: The above nine companies are those renamed on April 1, 2000.)

(4)  Data Communication Businesses
     -----------------------------

The principal elements in this business consist of systems integration services and network system services.

(Consolidated Subsidiary)
NTT Data Corporation

(5)  Other Businesses
     ----------------

Nippon Telegraph and Telephone Corporation

(Consolidated Subsidiaries)
(Yen)  Other Affiliates of the Holding Company
NTT Power and Building Facilities Inc., NTT Urban Development Co., NTT Communicationware Corporation, NTT Leasing Co., Ltd., NTT Auto Leasing Co., Ltd., NTT Finance Japan Co.,Ltd, NTT Software Corporation., NTT Electronics Corporation, NTT Advanced Technology
Corporation, NTT Intelligent Technology Co., Ltd.

(Yen)  Regional Communications Businesses Support Group
NTT-ME Hokkaido Co., Ltd., NTT-ME Tohoku Co., Ltd., NTT-ME Corporation, NTT-ME Tokai Co., Ltd., NTT-ME Hokuriku Co., Ltd., NTT-ME Kansai Co., Ltd., NTT-ME Chugoku Co., Ltd., NTT-ME Shikoku Co., Ltd., NTT-ME Kyushu Co., Ltd., NTT-Do Inc., NTT Directory Services Co., NTT Teleca Corporation.

(Yen)  Long-Distance and International Businesses Support Group
NTT World Engineering Marine Corporation

Group organizational chart appears on the following page.

                                                                                                   ---------------------------------
                                                                                                     *  Consolidated subsidiaries
                                                                                                   ---------------------------------
                                               ORGANIZATIONAL CHART OF THE NTT GROUP

------------------------------------------------------------------------------------------------------------------------------------
                                                             Customer
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------   --------------------------------   -----------------------------------   ------------------------
Regional Communications           Long-Distance and International    Mobile Communications                 Data Communication
Businesses                        Communications Businesses          Businesses                            Businesses
 * NTT East                        * NTT Communications               * NTT DoCoMo                          * NTT Data
 * NTT West                        * 20 international companies       * eight regional DoCoMo companies
-------------------------------   --------------------------------   -----------------------------------   ------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Other Businesses
-------------------------------   -------------------------------    -----------------------------         ------------------------
Regional Communications Support   Long-Distance and International    Mobile Communications Support         Data Communications
Group                             Communications Support Group       Group                                 Support Group
+ Engineering Businesses          +  Internet Related Businesses     +  Engineering Businesses             +  SE Services
* NTT-ME                            NTTPC Communications               DoCoMo Engineering                    NTT System Technologies
* eight regional NTT-ME             NTT Satellite Communications,      DoCoMo Mobile, and others             NTT System Service,
  companies, and other              and others                         +  Others                             and others
+ Telephone Directory Businesses  +  Others                            DoCoMo Service                      +  Network Services
* NTT Directory Service           * NTT World Engineering Marine,      DoCoMo Support                        NTT Data Financial
  NTT Business Information        and others                           Nippon Senpaku Tsushin, and           Dream Net, and others
  Service, and others                                                  others                              +  Others
+ Telemarketing Businesses                                                                                   NTT DATA Tokyo SMS
  NTT Telemarketing                                                                                          NTT DATA Customer
  NTT Dynamic Telema, and others                                                                             Service, and others
+ Internet Related Businesses
  Plala Networks, and others      --------------------------------    ---------------------------------    -------------------------
+ Others
* NTT Teleca, and others
----------------------------------
----------------------------------
Other Affiliates of the Holding
Company
+ Engineering Businesses
* NTT Power and Building Facilities,
and others
+ Real Estate Businesses
* NTT Urban Development, and others
+ SI and Information Processing
  Businesses
* NTT Communicationware
Nippon Information and
Communication, and others
+ Financing Businesses
* NTT Leasing
* NTT Auto Leasing, and others
+ Advanced Technologies
Development Businesses
* NTT Software
* NTT Electronics, and others
+ Others
  NTT Business Associe
  NTT Advertising, and others
----------------------------------

                  ------------------------------------------
                  Nippon Telegraph and Telephone Corporation
                  ------------------------------------------

2.   BUSINESS OPERATION PLAN

(1)  Basic Business Operation Plan
     -----------------------------

NTT is facing a rapidly changing business environment as a result of growing competition in the information communications market. In response to these developments and pursuant to the Law Amending Part of the Nippon Telegraph and Telephone Corporation Law, NTT underwent reorganization and divestiture as approved by the 14th Regular General Shareholders' Meeting convened on June 29, 1999. Thereafter, on July 1, 1999, NTT was launched as a holding company with two wholly owned regional operating companies (NTT East and NTT West), and one wholly owned long-distance operating company (NTT Communications Corporation).

The NTT Group believes this reorganization provides it with an excellent opportunity to transform itself into a "Global Information Sharing Corporate Group" poised to capitalize on newly emerging business opportunities. As such, each of the member companies of the NTT Group is committed to pursuing greater management efficiency while acting independently to take the initiative in developing new business opportunities in the field of information communications. These lines of action are based on the following strategic principles: (1) To focus on network-based "information communication businesses" and undertake to "develop information sharing markets" including platforms, contents and terminals. (2) To undertake worldwide information sharing businesses by providing comprehensive and seamless services in fixed, mobile, and data and IP formats. (3) To fully utilize the advantages of assigning R&D functions to the holding company and other synergy effects to maximize the value of the entire Group and the development of its businesses.


(2)  Basic Principles concerning Profit Allocation
     ---------------------------------------------

NTT believes it is very important for it to reinforce its financial standing and to serve the best interests of shareholders over the long run. As such, NTT has adopted as its basic principle the payment of appropriate dividends while acting to secure necessary levels of internal reserves.

Such internal reserves will be utilized to reinforce NTT's financial standing.


3.  BUSINESS RESULTS

(1)  Results for the Fiscal Year Ending March 31, 2000
     -------------------------------------------------

During the term under review, severe conditions persisted in the Japanese economy with private demand showing continued weakness. However, signs of a mild recovery were seen toward the end of the term as the decline in plant and equipment investment appeared to be bottoming out.

In the telecommunications markets, the forces of globalization and standardization gained further momentum and important structural changes were in evidence with the ongoing process of amalgamation and alliance among existing carriers. A dramatic increase in Internet users was observed during the period and mobile computing reached a higher stage of market penetration. As a result of these developments, demand for data communication services expanded at an accelerated pace. Telecommunications carriers are now faced with the urgent need to respond to the requirements of high-volume and high-speed systems, while at the same time developing a full roster of diversified services available at inexpensive rates.

In this business environment, in response to surging demand for Internet use, the former NTT and its Group companies had committed themselves to providing highly convenient services by promoting diversification of services and fee structures from April to June 1999 prior to the reorganization in July 1999. Since the reorganization, the three companies which acquired the NTT operations--NTT East, NTT West and NTT Communications--have undertaken this endeavor.

Pursuant to these developments, NTT's business results for the fiscal year ending March 31, 2000 were as follows. Consolidated operating revenue amounted to 10,421.1 billion yen (up 7.1% from the previous year), consolidated recurring profit amounted to 825.0 billion yen (up 27.2% from the previous year), and consolidated net loss reached 67.8 billion yen. NTT's net change in retained earnings, net of tax adjustments from the previous year, for the fiscal year ending March 31, 2000, were 557.2 billion yen (down 7.5% from the previous year).

With respect to cash flow activities during the fiscal year ending March 31, 2000, NTT obtained from its operating activities cash in the amount of 2,779.8 billion yen, and spent 2,963.6 billion yen on investment activities and 380.0 billion yen on financing activities. As a result, at the end of the fiscal year, NTT had cash and cash equivalents in the amount of 1,155.2 billion yen.

In accordance with NTT's above-stated basic principle, a cash dividend of 2,500 yen per share is scheduled to be paid to shareholders for the fiscal year ending March 31,2000. Including the interim dividend paid, this will bring the sum of the annual dividend payments to 5,000 yen per share.

The business results of the principal member companies of the NTT Group during the term under review are as follows:


Nippon Telegraph and Telephone Corporation  (Holding Company)
-------------------------------------------------------------

NTT functions as a pure holding company to the NTT Group and exercises its rights as shareholder in accordance with the criteria of whether the activities of individual Group companies are in harmony with the overall business objectives of the Group and whether appropriate initiative is being taken in these directions. In the general shareholders' meetings of the NTT Group companies held in June 1999, NTT exercised its rights as shareholder by voting in support of the profit allocation proposals of the individual companies which it judged to be appropriate in view of the previous term's financial standing, internal reserve conditions, and business operating conditions of these companies. As a result, NTT received a total of 13.8 billion yen in dividends.

During the term under review, NTT endeavored to improve the management efficiency and synergy effects within the NTT Group by providing advice and intermediary services to individual companies. For instance, NTT provided leadership and coordination for developing more sophisticated networks and expanded services, for Y2K compliance, and for preparing contingency responses in case of natural disaster and other emergency situations. NTT also provided advice and intermediary services in the areas of developing core human resources and improved operational efficiency. Furthermore, NTT supported the Group companies in their efforts to develop new businesses. In particular, NTT has been advising the NTT East and the NTT West on the development of universal services. During the term under review, NTT received a total amount of 20.5 billion yen in payment for these services.

Pursuant to these activities, NTT's results for the fiscal year ending March 31, 2000 were as follows: Operating revenues amounted to 1,696.7 billion yen (down 72.4% from the previous year), recurring profit reached to 117.5 billion yen (down 50.5% from the previous year), and net income amounted to 97.0 billion yen (down 74.9% from the previous year).


Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and
------------------------------------------------------------------------
Telephone West Corporation
--------------------------

NTT East and NTT West are responsible for intra-prefectural communication services. Competition in the intra-prefectural communication markets has been intensified by advances in GC interconnection and the entry of new enterprises providing high-speed Internet access services.

In view of this situation, the regional operating companies are endeavoring to provide high-quality and stable universal services. They have improved their competitive positions and customer services by offering a wide range of discounted services in order to stabilize and reinforce their business foundations and have taken strong action to improve the overall efficiency of their operations.

Various actions have been taken to improve competitiveness, such as the launching of the "i-ai Plan", a monthly discount service for Internet access through INS-Net 64 and INS-Net 64 Lite. The regional operating companies are now also offering "IP connection services" on an experimental basis. This provides flat-rate access to the Internet via the INS-Net (ISDN lines). In a further bid to improve the attractiveness of services, fixed-amount discounts are being offered to customers subscribing to a multiple number of add-on functions.

Action has also been taken to improve overall quality of customer services. To respond to new customer needs arising from the diversification of lifestyles, the operating hours of the "dial 116" service was extended to include Saturdays, Sundays and holidays beginning on July 31, 1999. The "dial 116" service processes inquiries and orders for the relocation of subscriber telephone lines and various other services.

With regard to improved management efficiency, the regional operating companies unveiled their "Mid-term Restructuring Plan" in November 1999. The plan features significant cutbacks in personnel as well as plant and equipment investment and are aimed at establishing a strong management foundation for coping with rapid changes in the business environment. Preparations are now being made for launching the plan during fiscal 2000.

As a result of these activities, NTT East registered operating revenues of 2,154.7 billion yen for the term under review, while NTT West reported operating revenues of 2,071.6 billion yen.


NTT Communications Corporation
------------------------------

NTT Communications operates in the fields of inter-prefectural and international communication services. Competition in the inter-prefectural and international communication markets is also becoming increasingly intensified as a result of deregulation and technological innovation. The globalization of corporate activities has also stimulated competition in these fields. During the term under review, a number of major mergers and alliances were announced by both domestic and international telecommunications carriers, further intensifying competition.

Against this background, NTT Communications has focused its business strategies on diversifying its range of services and bolstering its competitive position in the global market.

In the area of domestic communication services, NTT Communications has taken various actions to upgrade customer convenience while improving its competitive position. For instance, it has launched an integrated discount system for domestic and international calls and is offering nationwide local-rate connections to access points for OCN services.

In the area of international communication services, NTT Communications launched its international telephone service in October 1999 with the "0033" access code. The company upgraded its networks to aggressively expand the geographic coverage of its services and provides access to a total of 231 countries and regions throughout the world as of the end of March. With regard to global communication services for corporate customers, the "Arcstar" program has been in operation since September 1997 and serves a total of 47 destinations as of the end of March.

Active measures have also been taken to provide international IP services through strategic alliances with Philippine Long Distance Telephone Company
(PLDT) and Australia's Davnet Group.

As a result of these activities, NTT Communications registered operating revenues of 1,075.3 billion yen for the term under review.


NTT Data Corporation
--------------------

The principal businesses of NTT Data consist of systems engineering and network system services.

During the term under review, NTT Data continued to provide reliable services for large-scale systems and also worked toward upgrading existing functions and developing new peripheral businesses. In this way, the company has contributed to strengthening the business foundation of its customers while responding to their cost-cutting and service differentiation requirements.

NTT Data has bolstered its Internet service provider (ISP) business and has also taken active steps toward expanding its position in the application service provider (ASP) business.

As a result of these activities, NTT Data registered operating revenues of 716.4 billion yen (up 1.6% from the previous year) for the term under review.


NTT DoCoMo, Inc.
----------------

The principal businesses of NTT DoCoMo (formerly NTT Mobile Communications Network Inc.) consist of mobile telephone services, PHS services and pager services.

During the term under review, competition in the mobile communications market intensified. Against this background, the company continued to strengthen its position in the mobile multimedia market with the introduction of a new line of mobile telephones with improved speech quality and the accelerated proliferation and expansion of its "i-Mode" services. The launching of the next generation of mobile communication systems (IMT-2000) is currently under preparation with progress being made in R&D and testing for the commercialization of the W-CDMA system.

The company is actively pursuing global strategies, including equity participation in overseas telecommunications carriers and content providers.

As a result of these activities, combined total of operating revenues of NTT DoCoMo and its eight regional subsidiaries registered 3,927.4 billion yen (up 20.5% from the previous year) for the term under review.


(2)  Projections for Fiscal Year Ending March 31, 2001
------------------------------------------------------

Regarding the fiscal year ending March 31, 2001, projections point to a number of negative elements, including continued sluggishness in personal consumption and instability in labor markets. On the other hand, corporate profits are showing signs of improvement and various policy measures are expected to provide added buoyancy to the economy. As such, the economy can be expected to follow a path of mild recovery during the coming fiscal year.

In the information communication field, the explosive growth in Internet use is continuing. The increasingly diverse modes of Internet access have supported a marked increase in access which in turn is feeding a cycle of expanded visual content and growth in market scale. These developments will certainly generate increased competition in terms of both fee structures and services. Electronic commerce is just one example of Internet-based businesses. The intensification of competition in this promising field can be expected to further accelerate the pace of reorganization in the telecommunications industry.

Given these dramatic changes in the market environment, the NTT Group is aiming to transform itself into a "Global Information Sharing Corporate Group" and has been identifying an overall direction for its Group businesses. The "NTT Group Three-Year Business Plan " (fiscal years 2000 - 2002) announced in April 2000 contains the lines of action to be followed by each member company of the NTT Group. In order to respond appropriately to the dramatic changes occurring in today's markets, this Three-Year Business Plan will undergo thorough annual review. Through this process, NTT will seek to establish a system for group management based on a pure holding company.

Projections for the fiscal year ending March 31, 2001 are as follows:
Consolidated operating revenues are projected to reach 10,827.0 billion yen (up 3.9% from the previous year). Consolidated recurring profit is projected to amount to 675.0 billion yen (down 18.2% from the previous year), while consolidated net income is expected to reach 99.0 billion yen.

For the fiscal year ending March 31, 2001, we expect to offer common dividends of 5,000 yen per share.

For further information, Please contact:

Kenya Nakatsuka
Press Relations
Nippon Telegraph and Telephone Corporation
Telephone: 03-5205-5550
E-mail: info@ml.hco.ntt.co.jp

Attachment 1

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese Accounting Principles)

                                                           March 31, 1999          March 31, 2000
                                                           --------------          --------------
                                                              Millions         Millions     Millions
                                                               of Yen           of Yen       of US$
                                                               ------           ------       ------
ASSETS
------
CURRENT ASSETS
  Short-term loan receivable                                     580,795        452,798        4,271
  Income tax receivable                                              ---        239,428        2,258
  Other                                                        1,525,517         73,574          694
  Total current assets                                         2,106,312        765,801        7,224
                                                              ----------      ---------    ---------
FIXED ASSETS
  Investments in subsidiaries and affiliated companies           346,618      4,446,527       41,948
  Long-term loan receivable                                        1,338      2,425,854       22,885
    to subsidiaries and affiliated companies
  Other                                                        9,013,124        430,779        4,063
  Total fixed assets                                           9,361,082      7,303,161       68,897
                                                              ----------      ---------      -------
TOTAL ASSETS                                                  11,467,394      8,068,962       76,122
                                                              ==========      =========      =======

LIABILITIES
-----------
CURRENT LIABILITIES:
  Current portion of long-term debt                              447,562        250,503        2,363
  Accounts payable,trade                                         699,936         11,492          108
  Accrued taxes on income                                        425,924            ---          ---
  Accrued consumption tax                                            ---        417,582        3,939
  Other                                                          717,208        121,134        1,142
  Total current liabilities                                    2,290,631        800,712        7,553
                                                              ----------      ---------      -------
LONG-TERM LIABILITIES:
  Long-term debt                                               2,218,977      2,425,854       22,885
  Liability for employees' severance payments                  2,030,752         26,225          247
  Other                                                           19,444            497            4
  Total long-term liabilities                                  4,269,174      2,452,576       23,137
                                                              ----------      ---------      -------
TOTAL LIABILITIES                                              6,559,806      3,253,288       30,691
                                                              ----------      ---------      -------

SHAREHOLDERS' EQUITY
--------------------
  Common stock                                                   795,600        795,600        7,505
  Additional paid-in capital                                   2,530,476      2,530,476       23,872
  Legal reserve                                                  107,453        123,372        1,163
  Special depreciation reserve                                    64,196         31,567          297
  Reserve for buy-back of shares                                     ---              0            0
  General reserves                                               895,000        895,000        8,443
  Unappropriated retained earnings                               514,861        439,656        4,147
TOTAL SHAREHOLDERS' EQUITY                                     4,907,588      4,815,673       45,430
                                                              ----------      ---------      -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    11,467,394      8,068,962       76,122
                                                              ==========      =========      =======

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 2

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                     NON-CONSOLIDATED STATEMENT OF INCOME
                     ------------------------------------
                   (Based on Japanese Accounting Principles)


                                                               Fiscal Year Ended March 31
                                                             ------------------------------
                                                              1999                    2000
                                                             ------                  ------
                                                            Millions          Millions     Millions
                                                             of Yen            of Yen       of US$
                                                             ------            ------       ------
OPERATING REVENUES                                         6,137,003        1,696,799      16,007

OPERATING EXPENSES                                         5,893,172        1,585,076      14,953

OPERATING INCOME                                             243,831          111,722       1,053

NON-OPERATING REVENUES                                       112,897          135,100       1,274

NON-OPERATING EXPENSES                                       119,359          129,248       1,219

RECURRING PROFIT                                             237,368          117,574       1,109

EXTRAORDINARY PROFIT                                         823,929           71,827         677

EXTRAORDINARY LOSS                                           175,587           11,330         106

INCOME BEFORE TAXES                                          885,711          178,071       1,679

INCOME TAXES                                                 499,500              ---         ---

CORPORATION, INHABITANT AND ENTERPRISE TAXES
 CURRENT                                                         ---           16,000         150
 DEFERRED                                                        ---           65,000         613

NET INCOME                                                   386,211           97,071         915
                                                           ---------        ---------      ------

PER SHARE DATA(in exact)                                      of Yen           of Yen      of US$
                                                           ---------        ---------      ------

NET INCOME                                                    24,271            6,115          57

CASH DIVIDEND                                                 10,000            5,000          47

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 3

         Proposal of Appropriation of Unappropriated Retained Earnings
         -------------------------------------------------------------

                                                                               (Millions of Yen)
--------------------------------------------------------------------------------------------------

                                                Fiscal Year                      Fiscal Year
                                            Ended March 31, 1999             Ended March 31, 2000
--------------------------------------------------------------------------------------------------
Unappropriated Retained Earnings                     514,861                      439,656
for the Year

Reversal of Reserve for Buy-back                         ---                            0
of Shares

Reversal of Special Depreciation                      14,393                        7,692
Reserve

Total                                                529,255                      447,349

Proposal of Appropriation:

   Legal Earned Reserve                               11,953                        3,964

   Cash Dividends                                    119,339                       39,586
                                       ((Yen)7,500 per share)       ((Yen)2,500 per share)
                                  (Cash Dividends (Yen)2,500)
                                (Special Dividends (Yen)5,000)

 .  Bonuses to Directors and                              190                           52
   Corporate Auditors

   (Portion to Corporate                                 (21)                          (8)
     Auditors)

   Reserve for Buy-back of Shares                    120,000                          ---

   Special Depreciation Reserve                        4,456                          403

 .  General Reserves                                      ---                      150,000

   Pofits Brought Forward                            273,316                      253,343
--------------------------------------------------------------------------------------------------


Note:   1. An interim dividend of (Yen)39,657 million ((Yen)2,500 per share) was paid to shareholders on December 13, 1999.

        2. Reserve for buy-back of shares is reversed from the balance after acquiring treasury stock and retiring of stock through retained profits out of the reversal for buy-back of shares submitted at the resolutions of shareholders at the 14th ordinary general meeting of shareholders.

        3. Reversal and provision of the special depreciation reserve are in accordance with the Special Taxation Measures Law. The amounts of reversal and provision are net of tax.

Attachment 4

            Business Results (Non-consolidated Operating Revenues)
            ------------------------------------------------------
                   (Based on Japanese Accounting Principles)



                                                                                             (Millions of Yen)
----------------------------------------------------------------------------------------------------------------

              Service             Fiscal Year Ended           Fiscal Year Ended                Increase
                                    March 31, 1999              March 31, 2000                (Decrease)
-----------------------------------------------------------------------------------------------------------------
 Voice Transmission Services              4,599,272               1,090,095                   (3,509,177)
 Data Transmission Services                 111,669                  33,333                      (78,336)
 Leased Circuit Services                    640,020                 161,763                     (478,257)
 Telegram Services                           84,423                  21,531                      (62,891)
 Dividend Income                                ---                   4,234                        4,234
 Revenues from the Promotion                    ---                  20,591                       20,591
  of the Management of
  the NTT Group
 Basic Research and                             ---                 176,620                      176,620
  Development Revenues
 Other Services                             701,616                 188,628                     (512,988)
-------- -------------------------------------------------------------------------------------------------------
 Total Operating Revenues                 6,137,003               1,696,799                   (4,440,204)
----------------------------------------------------------------------------------------------------------------


Note: Fractions are rounded down.
      On July 1, 1999, NTT's business activities were transferred to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Co., Ltd.

Attachment 5

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                          CONSOLIDATED BALANCE SHEET
                          --------------------------
                   (Based on Japanese Accounting Principles)

                                                 March 31, 1999          March 31, 2000
                                                 ---------------         --------------
                                                    Millions         Millions      Millions
                                                     of Yen           of Yen        of US$
                                                 ---------------  ---------------  ---------
ASSETS
------

 FIXED ASSETS                                        13,703,898       14,834,418    139,947
 CURRENT ASSETS                                       3,708,290        3,577,281     33,747

TOTAL ASSETS                                         17,412,188       18,411,700    173,695
                                                     ==========       ==========    =======

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                      4,511,390        4,318,019     40,736
  Liability for employees' severance payments         2,193,662        2,950,326     27,833
  Other                                                 233,103          584,781      5,516
 Total long-term liabilities                          6,938,155        7,853,127     74,086
                                                     ----------       ----------    -------

CURRENT LIABILITIES:
  Current portion of long-term debt                     854,242          820,736      7,742
  Accounts payable, trade                               875,987          759,679      7,166
  Short-term borrowings                                 232,159          347,290      3,276
  Accrued taxes on income                               492,775          346,896      3,272
  Other                                               1,054,407        1,277,805     12,054
  Total current liabilities                           3,509,572        3,552,407     33,513
                                                     ----------       ----------    -------

TOTAL LIABILITIES                                    10,447,728       11,405,535    107,599
                                                     ----------       ----------    -------

MINORITY INTEREST IN CONSOLIDATED
---------------------------------
SUBSIDIARIES                                            750,538          869,548      8,203
------------                                         ----------       ----------    -------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                          795,600          795,600      7,505
  Additional paid-in capital                          2,530,476        2,530,476     23,872
  Retained earnings                                   2,888,757        2,810,591     26,515
  Treasury stock                                           (911)             (51)        (0)

TOTAL SHAREHOLDERS' EQUITY                            6,213,922        6,136,616     57,892
                                                     ----------       ----------    -------

TOTAL LIABILITIES,MINORITY INTEREST IN
CONSOLIDATED SUBSIDIARIES AND
SHAREHOLDERS' EQUITY                                 17,412,188       18,411,700    173,695
                                                     ==========       ==========    =======

Note: Yen amounts have been translated, for convenience only, at (Yen) 106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 6

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                       CONSOLIDATED STATEMENT OF INCOME
                       --------------------------------
                   (Based on Japanese Accounting Principles)

                                        Fiscal Year Ended March 31
                                        --------------------------
                                        1999            2000
                                     ---------  ---------------------
                                     Millions   Millions     Millions
                                     of Yen     of Yen       of US$
                                     ---------  ----------   --------
OPERATING REVENUES                   9,729,673  10,421,113     98,312

OPERATING EXPENSES                   8,859,402   9,440,810     89,064

OPERATING INCOME                       870,270     980,303      9,248

NON-OPERATING REVENUES                  69,743      71,981        679

NON-OPERATING EXPENSES                 291,376     227,247      2,143

RECURRING PROFIT                       648,638     825,036      7,783

EXTRAORDINARY PROFIT                   785,420      86,086        812

EXTRAORDINARY LOSS                     132,450     820,045      7,736

INCOME BEFORE TAXES                  1,301,607      91,077        859

CORPORATION, INHABITANT
AND ENTERPRISE TAXES                   659,112      64,729        610

MINORITY INTEREST IN CONSOLIDATED
SUBSIDIARIES                            39,804      94,158        888

NET INCOME                             602,690     (67,811)      (639)
                                     ---------  ----------     ------

Note: Yen amounts have been translated, for convenience only, at (Yen)
      106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 7

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                     ------------------------------------
                   (Based on Japanese Accounting Principles)

                                                                       Fiscal Year Ended March 31
                                                                       --------------------------
                                                                                  2000
                                                                         ---------------------
                                                                         Millions     Millions
                                                                         of Yen       of US$
                                                                         ----------   --------
Cash Flows From Operating Activities:
Income before taxes                                                          91,077        859
Depreciation and amortization                                             2,550,762     24,063
Loss on sale or disposal of property, plant and equipment                   209,146      1,973
Increase (decrease) in liability for employees' severance payments          755,929      7,131
(Increase) decrease in notes and accounts receivable, trade                (262,045)    (2,472)
Increase (decrease) in accounts payable, trade and accrued payroll           81,978        773
(Increase) decrease in receivable consumption tax                            71,973        678
Other                                                                       262,875      2,479
----------------------------------------------------------------------------------------------
                                                                          3,761,697     35,487
----------------------------------------------------------------------------------------------
 Proceeds from interest and dividends                                         5,438         51
 Payments for interest                                                     (156,196)    (1,473)
 Payments for taxes on income                                              (831,109)    (7,840)
----------------------------------------------------------------------------------------------
   Net cash provided by operating activities                              2,779,829     26,224
----------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
Payments for property, plant and equipment                               (3,020,100)   (28,491)
Acquisition of investments                                                 (166,429)    (1,570)
Other                                                                       222,886      2,102
----------------------------------------------------------------------------------------------
   Net cash used in investing activities                                 (2,963,643)   (27,958)
----------------------------------------------------------------------------------------------

Cash Flows Financing Activities:
Proceeds from issuance of long-term debt                                  1,596,646     15,062
Payments for settlement of long-term debt                                (1,860,100)   (17,548)
Increase (decrease) in short-term borrowings                                157,628      1,487
Dividends paid                                                             (165,318)    (1,559)
Other                                                                      (108,955)    (1,027)
----------------------------------------------------------------------------------------------
   Net cash provided (used) by financing activities                        (380,099)    (3,585)
----------------------------------------------------------------------------------------------
Effect of exchanges on cash and cash equivalents                            (10,493)       (98)
----------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                  (547,406)    (5,418)
Cash and cash equivalents at beginning of year                            1,706,657     16,100
----------------------------------------------------------------------------------------------
Increase due to addition of consolidated subsidiaries                        23,024        217
----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  1,155,275     10,898
==============================================================================================

Note: Yen amounts have been translated, for convenience only, at (Yen) 106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 8

                         NTT's New Board of Directors
                         ----------------------------
                                   (subject to shareholders' approval)

President
Jun-ichiro Miyazu


Senior Executive Vice Presidents
Norio Wada
Yusuke Tachibana
Haruki Matsuno


Senior Vice Presidents

Kanji Koide
Shigehiko Suzuki
Hiromi Wasai
Toyohiko Takabe
Satoru Miyamura
Takashi Imai
Yotaro Kobayashi

Corporate Auditors

Keisuke Sada
Takao Nakajima
Makoto Yoshida
Hideaki Toda

     Note: The first four members of this list are nominated for positions with representative authority.

Attachment 9

                                      Nippon Telegraph and Telephone Corporation
                                                                    May 26, 2000

             NTT's Shares and Shareholders (as of March 31, 2000)

1.     Classification of Shareholders

-------------------------------------------------------------------------------------------------------------------
                                           NTT's Shares and Shareholders
              ----------------------------------------------------------------------------------------
   Details    Government    Financial    Securities    Other          Foreign       Domestic              Odd-Lot
              and Public   Institutions    Firms      Domestic     Corporations,  Individuals,  Total      Shares
                Bodies                              Corporations       etc.           etc.
                                                                   (Individuals)
-------------------------------------------------------------------------------------------------------------------
Total Holders                                                            1,398
                      4           789         160       15,931             (88)    1,362,957   1,381,239
===================================================================================================================
 Total Shares                                                        2,352,460
              8,416,909     1,861,246      79,492      342,924            (332)    2,738,486  15,791,517    43,073
       ------------------------------------------------------------------------------------------------------------
        %                                                               14.90
                  53.30         11.79        0.50         2.17          (0.00)         17.34         100
-------------------------------------------------------------------------------------------------------------------

Note: 1. "Other Domestic Corporations" includes 3,510 shares under the name of Japan Securities Depository Center, and "Odd-Lot Shares" includes 0.72 shares under the name of Japan Securities Depository Center.
      2. "Domestic Individuals, etc." includes 49 shares of treasury stock, and "Odd-Lot Shares" includes 0.02 shares of treasury stock. The actual number of treasury stocks at the end of March 31, 2000 was 35.02.
      3. The number of shareholders who own only odd-lot shares is 255,579.

2.    Classification by Number of Shares

---------------------------------------------------------------------------------------------------------------------
                                              NTT's Shares and Shareholders
                -----------------------------------------------------------------------------------------
                                                                                                            Odd-Lot
    Details       At Least   At Least   At Least   At Least   At Least  At Least 5  At Least 1    Total      Shares
                    1,000       500        100         50         10
---------------------------------------------------------------------------------------------------------------------
   Number of             395        202      1,314      1,390     25,659     62,390  1,289,889   1,381,239
    Holders
            ---------------------------------------------------------------------------------------------------------
             %          0.03       0.01       0.10       0.10       1.86       4.52      93.39      100.00
=====================================================================================================================
  Total Shares    12,678,988    138,112    262,200     90,378    398,579    373,741  1,849,519  15,791,517    43,073
            ---------------------------------------------------------------------------------------------------------
             %         80.29       0.88       1.66       0.57       2.52       2.37      11.71      100.00
---------------------------------------------------------------------------------------------------------------------

Note:  1.  "At Least 1,000" includes 3,510 shares under the name of the Japan
           Securities Depository Center, and "Odd-Lot Shares" includes 0.72 shares under the name of Japan Securities Depository Center.
       2. "At Least 10" includes 49 shares of treasury stock, and "Odd-Lot Shares" includes 0.02 shares of treasury stock.

3.     Principal Shareholders

   ---------------------------------------------------------------------------------------------------------------------
                              Name                                 Share Holdings        Percent of Total Shares Issued
   ---------------------------------------------------------------------------------------------------------------------
   The Minister of Finance                                           8,416,855.26                       53.15
   State Street Bank and Trust Company                                 249,755.00                        1.58
   The Sumitomo Trust & Banking Co., Ltd.                              224,640.00                        1.42
   The Chase Manhattan Bank, N.A. London                               179,698.00                        1.13
   The Mitsubishi Trust and Banking Corporation                        152,902.00                        0.97
   The Chase Manhattan Bank, N.A. London SL Omnibus Account            142,074.00                        0.90
   NTT Employee Share-Holding Association                              133,386.22                        0.84
   Moxley and Company                                                  108,929.00                        0.69
   Nippon Life Insurance Company                                       108,369.68                        0.68
   Boston Safe Deposit PSDT, Treaty Clients Omnibus                    103,649.00                        0.65
   ---------------------------------------------------------------------------------------------------------------------
                              Total                                  9,820,258.16                       62.02
   ---------------------------------------------------------------------------------------------------------------------

                                                                    May 26, 2000

FOR IMMEDIATE RELEASE


               Settlement for Fiscal Year Ending March 31, 2000

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for fiscal 1999 are presented in the order indicated on the attachment.

This period was from July 1, 1999, the date of the establishment of NTT East, until March 31, 2000.

(Attachment)
1.  Summary of Results
2.  Non-consolidated Balance Sheet
3.  Non-consolidated Statement of Income
4.  Non-consolidated Statement of Cash Flows
5.  Proposal of Appropriation of Unappropriated Retained Earnings
6.  Business Results (Non-consolidated Operating Revenues)
7.  New Board of Directors


Inquiries:
Susumu Mitou, Takami Honma
Accounting Section, Finance Division
NTT East
Tel: 03-5359-3331
E-mail: s.mito@east.ntt.co.jp
        ---------------------
        takami.honma@east.ntt.co.jp
        ---------------------------

Attachment 1

                              SUMMARY OF RESULTS
                              ------------------

Nippon Telegraph and Telephone East Corporation (NTT East) was established and launched its operations on July 1, 1999 following the reorganization of Nippon Telegraph and Telephone Corporation. NTT East operates as a telecommunications enterprise in the eastern Japan region.

During the business year under review, the Japanese economy showed signs of mild improvement as a result of the impact of various policy measures and the Asian economic recovery. However, severe conditions persisted in general as private demand remained anemic as a consequence of sluggish personal consumption and the continued downturn in plant and equipment investment.

Market structures in the telecommunications field are undergoing important changes in tandem with the proliferation of mobile communications and the sharp increase in demand for digital data transmission services which are taking the place of conventional voice-based communication services. The rapid growth in Internet use is also contributing to the expansion of these markets. Competition in local telecommunications markets is being rapidly intensified by progress in GC interconnections and the increasing number of enterprises providing Internet access services using ADSL, wireless and optical fiber technologies. This means that intense competition is now affecting all telecommunications fields, ranging from regional and long-distance markets to the international market.

Various significant systemic changes are scheduled, including the introduction of price caps, long-run incremental cost methodology and dialing parity system. We expect these developments to lead to a new round of price-cutting and discounting, as well as increased efforts to obtain new customers.

Against this background, NTT East has adopted as its basic management principle the provision of timely and attractive services which are "inexpensive," "easy to use" and "reliable." NTT East has also launched various initiatives to re-direct its operations from telephones to information sharing in order to develop new sources of income.

Firstly, following on the rapid increase in Internet use, NTT East has been actively promoting INS-Net 64 and other ISDN lines. Similarly, in response to customer needs for less expensive Internet access, NTT East launched the "I-ai Plan," a discount service for Internet users providing fixed-rate access to one local number up to a certain maximum monthly amount. In response to strong customer needs, the "IP Connection Service," a flat-rate Internet access service for INS-Net service subscribers started on an experimental basis in November 1999, will be expanded in May and made available to a larger geographical area. At the same time, monthly charges will be reduced from 8,000 yen to 4,500 yen. In yet another related initiative aimed at meeting diverse customer needs for high-speed and low-cost Internet access services, the " ADSL Internet Access Service," a flat-rate access service based on ADSL technologies, was started in December 1999 on a trial basis.

In the corporate sector of the market, NTT East has actively promoted its management support program known as "Team marketing solution" featuring team collaboration with customers to meet management challenges. With the cooperation of other NTT Group companies, NTT East offers a full range of business solutions extending from systems design and construction to outsourcing of maintenance and operations. NTT continues to strengthen its marketing capabilities through such initiatives.

To improve the quality of our customer services while adjusting to changing lifestyles, beginning in July 1999, NTT East has extended the operating hours of its "Dial 116" services to include Saturdays, Sundays and holidays. The "Dial 116" service handles inquiries and orders for relocation of subscriber telephone lines and various other services.

The development of digital broadcasting points to the emergence of new information sharing markets featuring the merging of telecommunications and broadcasting. NTT East has been actively preparing for entry into this field as a new source of income and has taken steps to develop a cooperative framework with various other enterprises. As the first step, SN Planning

Corporation Limited was jointly established with Japan Digital Broadcasting Services, Inc. in December 1999. The new company will be in charge of studying the feasibility of customer control systems for processing of subscriptions and billing and charging functions related to a digital satellite broadcasting system using the communications satellite scheduled for placement in orbit at 110 degrees east longitude. In March 2000, NTT East established NTT MediaCross, Inc., a consignee for maintenance and operation of systems for viewer identification. These are important preliminary steps for NTT East's entry into new information sharing markets.

NTT East is committed to rationalizing its operations and streamlining its management to create a firm foundation for responding to the rapid changes in the business environment. NTT East intends to position itself as the core company in the NTT Group as the Group transforms itself into a "Global Information Sharing Group." For this purpose, in November 1999, NTT East announced its "Mid-term Restructuring Plan" covering the three-year period between fiscal years 2000 and 2002. As part of this plan, NTT East will reduce its workforce by approximately 10,000 employees by the end of fiscal 2002 through such means as the merging or closing of branch offices, promoting greater efficiency by streamlining its headquarters and cutting overhead costs, re-assigning employees to Group companies, and postponing the recruitment of new workers. The program also contains cost-cutting measures in the area of plant and equipment investment featuring reductions in procurement and construction costs and promotion of demand-based and efficiency-enhancing capital investment. Through these measures, NTT East plans to cut costs by approximately 450 billion yen in the three-year period between fiscal years 2000 and 2002.

With regard to the Y2K problem, NTT East established a Y2K Committee charged with making all necessary adjustments in the company's facilities, systems and equipment. A contingency plan was also formulated to enable prompt action in case of any trouble. As a result of these efforts, no trouble occurred affecting the Company's telecommunications services, and NTT East was able to maintain stable and uninterrupted services throughout the period.

NTT East has undertaken various activities for the preservation of the global environment in the hope of contributing to a new century of safe and comfortable living. In December 1999, the company formulated the "NTT East Global Environmental Charter" and has launched various initiatives for the conservation of paper resources, prevention of global warming, and the reduction of waste.
In addition, NTT East has created an "Ecology Community Plaza" to serve as a forum of exchange for activities related to the preservation of the global environment. NTT East will continue to pursue the objectives of its Charter to fulfill its corporate responsibility for protecting the global environment and contributing actively to the development of local communities.

Regarding instances of the leakage of customer information, we have taken seriously the public's stern criticisms of NTT East as a telecommunications enterprise privy to various types of personal information. We recognize this to be an extremely serious matter with critical repercussions on our business operations. As such, NTT East is taking concerted efforts to prevent any recurrence and is committed to regaining the confidence of its customers by implementing strict controls for the protection of customer information.

NTT East's financial performance during the period under review was as follows: operating revenues amounted to 2,154.7 billion yen, and current profit amounted to 56.7 billion yen. During the period under review, NTT East registered special losses related to a 325 billion yen addition to retirement allowance reserves. As a result, net loss came to 157.2 billion yen.

Attachment 2


                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese Accounting Principles)


                                                       March 31, 2000
                                                       --------------
                                                    Millions     Millions
                                                     of Yen       of US$
                                                     ------       ------
ASSETS
------

FIXED ASSETS                                        4,399,614      41,505
CURRENT ASSETS                                        936,947       8,839

TOTAL ASSETS                                        5,336,561      50,344
                                                    =========      ======

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                    1,041,939       9,829
  Liability for employees' severance payments       1,246,525      11,759
  Other                                                 7,942          74
 Total long-term liabilities                        2,296,407      21,664
                                                    ---------      ------

CURRENT LIABILITIES:
  Current portion of long-term debt                   100,880         951
  Accounts payable, trade                             275,432       2,598
  Short-term borrowings                               188,225       1,775
  Accrued taxes on income                              43,490         410
  Other                                               358,189       3,379
 Total current liabilities                            966,219       9,115
                                                    ---------      ------

TOTAL LIABILITIES                                   3,262,626      30,779
                                                    ---------      ------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                        335,000       3,160
  Additional paid-in capital                        1,679,281      15,842
  Unappropriated retained earnings                     59,653         562

TOTAL SHAREHOLDERS' EQUITY                          2,073,935      19,565
                                                    ---------      ------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                5,336,561      50,344
                                                    =========      ======


Note: Yen amounts have been translated, for convenience only, at
      (Yen)106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 3


                     NON-CONSOLIDATED STATEMENT OF INCOME
                     ------------------------------------
                   (Based on Japanese Accounting Principles)


                                                 Nine-months
                                                 -----------
                                             Ended March 31, 2000
                                             --------------------
                                            Millions       Millions
                                              of Yen         of US$
                                              ------         ------

OPERATING REVENUES                         2,154,710        20,327

OPERATING EXPENSES                         2,083,972        19,660

OPERATING INCOME                              70,737           667

NON-OPERATING REVENUES                        38,602           364

NON-OPERATING EXPENSES                        52,563           495

RECURRING PROFIT                              56,776           535

EXTRAORDINARY LOSS                           325,022         3,066

LOSS BEFORE TAXES                            268,246         2,530

INCOME TAXES
 CURRENT                                      43,500           410
 DEFERRED                                   (154,500)       (1,457)

NET LOSS                                     157,246         1,483
                                           ---------        ------

PER SHARE DATA (in exact)                     of Yen        of US$
                                           ---------        ------

NET LOSS                                      23,469           221

Note: Yen amounts have been translated, for convenience only, at
      (Yen)106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 4


                   NON-CONSOLIDATED STATEMENT OF CASH FLOWS
                   ----------------------------------------
                   (Based on Japanese Accounting Principles)

                                                                                           Nine-Months
                                                                                           -----------
                                                                                       Ended March 31, 2000
                                                                                       --------------------
                                                                                   Millions              Millions
                                                                                    of Yen                of US$
                                                                                    ------                ------
Cash flows from operating activities:
  Loss before taxes                                                                 (268,246)              (2,530)
  Depreciation and amortization                                                      484,609                4,571
  Loss on sale or disposal of property, plant and equipment                           52,027                  490
  Increase (decrease) in liability for employees' severance payments                 314,027                2,962
  (Increase) decrease in notes and accounts receivable, trade                        (60,128)                (567)
  Increase (decrease) in accounts payable, trade and accrued payroll                 201,560                1,901
  (Increase) decrease in receivable consumption tax                                 (175,794)              (1,658)
  Other                                                                               48,600                  458
  -----------------------------------------------------------------------------------------------------------------
                                                                                     596,657                5,628
  -----------------------------------------------------------------------------------------------------------------
   Proceeds from interest and dividends                                                   57                    0
   Payments for interest                                                             (21,543)                (203)
   Payments for taxes on income                                                           (9)                  (0)
  -----------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                       575,161                5,426
  -----------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Payments for property, plant and equipment                                        (395,826)              (3,734)
  Acquisition of investments                                                         (11,849)                (111)
  Other                                                                                5,572                   52
  -----------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                          (402,103)              (3,793)
  -----------------------------------------------------------------------------------------------------------------

Cash flows financing activities:
  Proceeds from issuance of long-term debt                                            50,000                  471
  Payments for settlement of long-term debt                                          (52,336)                (493)
  Other                                                                               (2,986)                 (28)
  -----------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by financing activities                                 (5,323)                 (50)
  -----------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                               167,734                1,582
  Cash and cash equivalents at beginning of year                                       6,194                   58
  -----------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                           173,928                1,640
  =================================================================================================================

  Note: Yen amounts have been translated, for convenience only, at
        (Yen)106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down. The above figures represent the results after the business transfer from Nippon Telegraph and Telephone Corporation.

Attachment 5


    PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS
    -------------------------------------------------------------


                                                               (Millions of Yen)
--------------------------------------------------------------------------------
                                                                 Nine-Months
                                                            Ended March 31, 2000
--------------------------------------------------------------------------------
Unappropriated Retained Earnings for the Year                             59,653
Total                                                                     59,653
Proposal of Appropriation:
 Special Depreciation Reserve                                              3,527
 Profits Brought Forward                                                  56,126

--------------------------------------------------------------------------------

Note: Provision of the special depreciation reserve is in accordance with the Special Taxation Measures Law. The amount of provision is net of tax.

Attachment 6


            BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)
            ------------------------------------------------------
                   (Based on Japanese Accounting Principles)


                                                              (Millions of Yen)
-------------------------------------------------------------------------------
              Service                                       Nine-Months Ended
                                                              March 31, 2000
-------------------------------------------------------------------------------
Voice Transmission Services                                           1,549,977
Data Transmission Services                                                1,254
Leased Circuit Services                                                 279,438
Telegram Services                                                        28,575
Other Services                                                          117,535
Telecommunications                                                    1,976,780
Total Revenues
-------------------------------------------------------------------------------
Related Business                                                        177,929
Total Revenues
-------------------------------------------------------------------------------
Total Operating Revenues                                              2,154,710
-------------------------------------------------------------------------------

Note: Fractions are rounded down.

Attachment 7


                            NEW BOARD OF DIRECTORS
                            ----------------------
                      (subject to shareholder's approval)



President
 Hidekazu Inoue


Senior Executive Vice President
 Satoshi Miura

Executive Vice Presidents
 Shunzo Morishita
 Yoshiyuki Sukemune


Senior Vice Presidents
 Masamoto Horiguchi
 Takahiko Yamaguchi
 Goro Yagihashi
 Kazufumi Watanabe
 Akio Nakada
 Tokio Nakajima
 Norio Onodera
 Hiroaki Tamai
 Hajime Takashima
 Toyohiko Takabe


Corporate Auditors
 Kageo Nakano
 Toshio Hayata
 Kousuke Takahashi



Note:The first three members of this list are nominated for positions with representative authority.

                                                                    May 26, 2000
FOR IMMEDIATE RELEASE


               Settlement for Fiscal Year Ending March 31, 2000

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for fiscal 1999 are presented in the following order.

1.   Summary of Results
2.   Non-consolidated Balance Sheet
3.   Non-consolidated Statement of Income
4.   Non-consolidated Statement of Cash Flows Statement
5.   Proposal of Appropriation of Unappropriated Retained Earnings
6.   Business Results (Non-consolidated Operating Revenues)
7.   New Board of Directors


This period was from July 1, 1999, the date of the establishment of NTT West, until September 30,2000.



Inquiries:
Mr. Masaaki Hiroshige or Mr. Shinji Uchida
Accounting Section, Finance Division
NTT West
Tel: 06-4793-3141
E-mail: s.uchida@west.ntt.co.jp

Attachment 1


                              SUMMARY OF RESULTS
                              ------------------

Nippon Telegraph and Telephone West Corporation (NTT West) was established and launched its operations on July 1, 1999 following the reorganization of Nippon Telegraph and Telephone Corporation. NTT West operates as a telecommunications enterprise in the western Japan region.

During the term under review, severe conditions persisted in the Japanese economy with private demand showing continued weakness. However, signs of a mild recovery were seen toward the end of the term as shown in the improvement in corporate earnings and the recovery of plant and equipment investment.

In the information communication field, the ongoing revolution in information technologies (IT) can be expected to make a major contribution to invigorating and raising the general level of efficiency in social and economic activities. This market has been expanding at an accelerated pace in line with the growing sophistication, diversification and globalization of needs and has supported dramatic technological innovations leading to the rapid emergence of the multimedia age.

Dynamic changes in market structure have intensified the level of competition throughout the information communication markets. These changes include the shift from fixed-line to mobile telephones and from voice-based communication to data communication. Globalization and multimedia developments have extended this competitive environment to include the markets for international and mobile communications. Likewise, competition in the regional communication markets has been intensified by the advances made in GC interconnection and the increasing number of enterprises providing high-speed Internet access services using ADSL, wireless and optical fiber technologies.

Given this business environment, NTT West is endeavoring to provide high-quality and stable services while focusing on the achievement of such management goals as "building a profitable structure" and "transformation into an information sharing company." NTT West has been actively working towards stabilizing and reinforcing its management foundations by pursing new sources of revenue and improving customer services.

With regard to new revenue sources, NTT West has started marketing the "i-ai Plan," a discount service for ISDN-based access to the Internet. The company is also offering flat-rate Internet access services, such as the "IP connection service" and the "ADSL Internet access service," on an experimental basis. Further steps are being taken toward upgrading customer services, including the "i-Pack" option which offers fixed-amount discounts to customers subscribing to a multiple number of add-on functions.

NTT West is seeking to secure new sources of income in the solutions business and has launched the "MI-24" service, an outsourcing service for the maintenance and operation of information communication systems.

In a related initiative, NTT SmartConnect Corp. was launched on March 1, 2000 as a wholly owned subsidiary of NTT West. The aim of the new company is to enable the NTT West Group to develop speedy and strategic responses in the field of IP-related businesses.

One of the themes in the improvement of customer services has been the adjustment of service formats to match the needs of increasingly diverse and changing lifestyles, such as the growing number of double-career households. To reach out to such customers, the operating hours of the "dial 116" service has been extended to include Saturdays, Sundays and holidays.

In a similar move, NTT West has launched the "NTT West Net-116" service which allows customers to apply for ISDN and standard telephone lines via the Internet. Customers are now able to go on-line to choose a new telephone number and to designate an installation date.

NTT West is firmly committed to improving management and operational efficiencies. On November 17, 1999, the company announced its "Mid-term Restructuring Plan" covering the three-year period between fiscal years 2000 and 2002. Preparations are now being made for the launch of this plan which features the streamlining of management and operational functions, personnel reduction through reassignment and other measures, cutbacks in plant and equipment investment, and reductions in consignment charges and other expenses.

NTT West is also concerned with environmental issues and has formulated the "NTT West Global Environmental Charter" and a concrete action program to give direction to its environmental protection activities.

With regard to the Y2K problem, NTT West implemented various preventive measures and developed extensive contingency plans. The company spared no efforts in preparation for critical dates (when Y2K problems were most likely to occur) at the end and start of the year and again on February 29, and was in position to take speedy and comprehensive action in case of trouble. As a result of these efforts, no problems occurred with repercussions on the telecommunications field and NTT West was able to maintain stable and uninterrupted services throughout the period.

NTT West's financial performance during the period under review was as follows: operating revenues amounted to 2,071.6 billion yen, and ordinary loss amounted to 43.0 billion yen.

During the period under review, NTT West registered special losses related to a
365.9 billion yen addition to retirement allowance reserves. As a result, net loss came to 239.2 billion yen.

Attachment 2


                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese Accounting Principles)

                                                         March 31, 2000
                                                         --------------
                                                      Millions     Millions
                                                       of Yen       of US$
                                                       ------       ------
Assets
------

Fixed assets                                          4,179,148    39,425
Current assets                                          933,381     8,805

Total assets                                          5,112,529    48,231
                                                      =========    ======

Liabilities
-----------

Long-term liabilities:
  Long-term debt                                        974,427     9,192
  Liability for employees' severance payments         1,406,462    13,268
  Other                                                  11,293       106
 Total long-term liabilities                          2,392,182    22,567
                                                      ---------    ------

Current liabilities:
  Current portion of long-term debt                      87,404       824
  Accounts payable, trade                               280,949     2,650
  Short-term borrowings                                 122,212     1,152
  Accrued taxes on income                                   435         4
  Other                                                 347,287     3,276
 Total current liabilities                              838,288     7,908
                                                      ---------    ------

Total liabilities                                     3,230,470    30,476
                                                      ---------    ------

Shareholders' equity
--------------------

  Common stock                                          312,000     2,943
  Additional paid-in capital                          1,562,995    14,745
  Unappropriated retained earnings                        7,063        66

Total shareholders' equity                            1,882,059    17,755
                                                      ---------    ------

Total liabilities and shareholders' equity            5,112,529    48,231
                                                      =========    ======

Note: Yen amounts have been translated, for convenience only, at
      (Yen)106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 3


                     NON-CONSOLIDATED STATEMENT OF INCOME
                     ------------------------------------
                   (Based on Japanese Accounting Principles)


                                  Nine-Months
                                  -----------
                             Ended March 31, 2000
                             --------------------
                            Millions      Millions
                             of Yen        of US$
                             ------       -------

Operating revenues          2,071,622     19,543

Operating expenses          2,099,448     19,806

Operating loss                 27,825        262

Non-operating revenues         29,346        276

Non-operating expenses         44,552        420

Ordinary loss                  43,031        405

Extraordinary loss            365,951      3,452

Loss before taxes             408,983      3,858

Income taxes
 Current                          453          4
 Deferred                    (170,200)    (1,605)

Net loss                      239,236      2,256
                              -------      -----

Per share data (in exact)      of Yen     of US$
                               ------     ------

Net loss                       38,339        361

Note: Yen amounts have been translated, for convenience only, at
      (Yen)106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 4

                   NON-CONSOLIDATED STATEMENT OF CASH FLOWS
                   ----------------------------------------
                   (Based on Japanese Accounting Principles)

                                                                                     Nine-Months
                                                                                     -----------
                                                                                Ended March 31, 2000
                                                                                --------------------
                                                                         Millions                  Millions
                                                                          of Yen                    of US$
                                                                          ------                    ------
Cash flows from operating activities:
 Loss before taxes                                                      (408,983)                    (3,858)
 Depreciation and amortization                                           462,159                      4,359
 Loss on sale or disposal of property, plant and equipment                57,801                        545
 Increase (decrease) in liability for employees' severance payments      348,953                      3,292
 (Increase) decrease in notes and accounts receivable, trade            ( 81,368)                    (  767)
 Increase (decrease) in accounts payable, trade and accrued payroll      311,779                      2,941
 (Increase) decrease in receivable consumption tax                      (166,271)                    (1,568)
 Other                                                                    51,345                        484
 --------------------------------------------------------------------------------------------------------------
                                                                         575,416                      5,428
 --------------------------------------------------------------------------------------------------------------
 Proceeds from interest and dividends                                        103                          0
 Payments for interest                                                   (18,681)                      (176)
 Payments for taxes on income                                                (17)                        (0)
 --------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                             556,820                      5,253
 --------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
 Payments for property, plant and equipment                             (383,228)                    (3,615)
 Acquisition of investments                                                 (961)                        (9)
 Other                                                                     1,899                         17
 --------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                (382,290)                    (3,606)
 --------------------------------------------------------------------------------------------------------------

Cash flows financing activities:
 Proceeds from issuance of long-term debt                                115,000                      1,084
 Payments for settlement of long-term debt                               (45,345)                      (427)
 Other                                                                   (43,456)                      (409)
 --------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by financing activities                       26,198                        247
 --------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents                    200,727                      1,893
 Cash and cash equivalents at beginning of year                            2,491                         23
 --------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of year                                203,219                      1,917
 ==============================================================================================================

 Note: Yen amounts have been translated, for convenience only, at (Yen)
       106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

      The above figures represent the results after the business transfer from Nippon Telegraph and Telephone Corporation.

  Attachment 5


         PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS
         -------------------------------------------------------------


                                                                      (Millions of Yen)
 ----------------------------------------------------------------------------------------
                                                                        Nine-Months
                                                                   Ended March 31, 2000
 ----------------------------------------------------------------------------------------
  Unappropriated retained earnings for the year                                   7,063
  Total                                                                           7,063
  Proposal of appropriation:
    Special depreciation reserve                                                  2,618
    Profits brought forward                                                       4,445
 ----------------------------------------------------------------------------------------

 Note: Provision of the special depreciation reserve is in accordance with the Special Taxation Measures Law. The amount of provision is net of tax.

Attachment 6


            BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)
            ------------------------------------------------------
                   (Based on Japanese Accounting Principles)



                                             (Millions of Yen)
      ---------------------------------------------------------
                     Service               Nine-Months Ended
                                            March 31, 2000
      ---------------------------------------------------------
        Voice transmission services                 1,510,131
        Data transmission services                      1,198
        Leased circuit services                       223,397
        Telegram services                              31,358
        Other services                                116,775
        Telecommunications                          1,882,861
         total revenues

      ---------------------------------------------------------

        Related business                              188,761
         total revenues
      ---------------------------------------------------------

        Total operating revenues                    2,071,622
      ---------------------------------------------------------
      Note: Fractions are rounded down.

Attachment 7


                            NEW BOARD OF DIRECTORS
                            ----------------------
                      (Subject to Shareholder's Approval)


President
Kazuo Asada


Senior Executive Vice Presidents
Michio Takeuchi
Michitomo Ueno


Executive Vice Presidents
Junichi Yuuki
Masaaki Kasahara


Senior Vice Presidents
Katsuhiko Fujiwara         Tadashi Mizuno           Mototane Miyazaki

Kenichi Nishimura          Tsutomu Ebe              Yuji Tatsumura

Kanji Koide


Corporate Auditors
Shigeo Ichihashi           Sadayoshi Ishikawa       Susumu Urata



Note: The first three members of this list are nominated for positions with representative authority.

                                                                    May 26, 2000

FOR IMMEDIATE RELEASE


                NTT Communications Announces Financial Results
                     for Fiscal Year Ended March 31, 2000


NTT Communications Corporation (NTT Com) announced today the non-consolidated financial results for its fiscal year ended March 31, 2000. Operating revenue was 1,075.3 billion yen, recurring profit was 127.7 billion yen, and net income was 72.8 billion yen.

The telecommunications market witnessed continued proliferation of the Internet and further shifts in market structure from fixed to wireless connections and from voice to data communication. Competition took place across industries and national borders. The industry remained in the midst of an information technology (IT) revolution of unexpected proportions, spurred by the Internet's growth. This led to impressive gains in productivity and new business opportunities, helping to stimulate corporation activity in what is being called a new economy. Education, entertainment and even daily life underwent great changes, while government institutions and public services became more efficient and transparent.

The Japanese and other Asian economies generally showed signs of recovery that were partly driven by IT investment.

BUSINESS ACTIVITIES IN FISCAL 1999

NTT Com began operating on July 1, 1999 as a new challenger in the global telecommunications market, aiming to provide high-quality, global-scale services for a broad customer base.

Business Development

The three main goals of the company have been to expand Internet-protocol (IP) services via the Internet and company networks; b) develop global business by constructing networks and providing services worldwide, and c) strengthen competitiveness in existing service areas, such as telephone.

For IP services, NTT Com constructed and provided new information distribution platforms by actively partnering with domestic and international companies.

As part of global business development, the company provided seamless, one-stop solutions in the domestic and international markets under the Arcstar brand name.

NTT Com strengthened the competitiveness of its existing services, mainly telephone, by improving quality and reducing charges. Also, the firm expanded opportunities for direct contact with its customers by opening call centers and establishing a sales agency network. International telephone services were commenced.

NTT Com announced its "dot-com" declaration in March 2000 to clarify the company's basic strategy for future IP services. The strategy emphasizes IP services and developing new models for business and lifestyles for its customers.

Management Reform

"Our Business Philosophy" (OBP) was announced to clarify the firm's mission, values and standards of behavior. In the OBP, customer values and benefits were made the first priority, and seven key values, including creative self-innovation and professionalism, were shared with all employees. These values also define the behavior of NTT Com employees toward their customers, partners and the local communities they serve.

NTT Com began internationalizing its human resources management through measures such as performance-based evaluation and hiring skilled professionals.

RESULTS IN FISCAL 1999

The company accomplished most of its business goals for the year, such as the diversification and reduction of charges for its Open Computer Network (OCN) Internet connection service, tie-ups and investments involving other carriers and IP operators for IP and international telephone services, commencement of the 0033-prefix international telephone service, expansion of Arcstar services coverage, discount of leased-line services, and creation of a new corporate culture.

Business Results

Charges were reduced for the "OCN Dial Access" service and a new charge plan, "OCN Natural," was introduced under OCN services, the foundation of the company's future IP services development. The "Housing Connection Service" was launched to host and manage customer servers at NTT Com facilities. Monthly rates were reduced for the "OCN Economy," "Super OCN" and "Business OCN" services, and startup charges for the "OCN Dial Access" service and other services were eliminated. NTT Com also introduced "OCN PC Pack" to help customers begin using the Internet easily and inexpensively, which helped to increase Internet users. "OCN Dial Access" users surpassed one million in February 2000.

NTT Com introduced "Arcstar 21," an Internet-protocol virtual private network (IP-VPN) service for intra-group communication with registered partners via the "Super Relay FR" and "Super Relay CR" services. In addition, Internet connection via "Arcstar 21" was commenced.

NTT Com introduced "Arcstar Direct," an ISDN access service that realizes low-cost communications by connecting customers' domestic and international leased lines to NTT Com's inter-prefectural networks directly.

In September 1999, NTT Com introduced a new Arcstar Voice Network service plan for corporate users, called "Premierplan," which enables users to combine various discount plans based on distance and time zone, contract term and usage volume.

NTT Com launched the "Shabericchi" service to provide 40% discounts on telephone calls (regardless of time/day) to two user-designated telephone numbers outside of the user's prefecture. The monthly fee for the service is 200 yen.

The Service Level Agreement (SLA) was introduced for the "High-Speed Digital Leased Circuit," "ATM Mega Link," "Super Relay FR," and "Super OCN" services. The SLA guarantees service quality, including network quality and repair time.

NTT Com began its international telephone service using the dialing prefix "0033" from October 1999. As of the end of March 2000, the service was connected to 231 countries and regions.

Since September 1997, global telecommunications services have been provided to enterprises under the Arcstar brand. Services were available for 47 areas as of the end of March 2000.

In view of increasing demand for low-cost leased-line services due to the growth of the Internet and corporate networks, NTT Com reduced charges for its long-distance "High-Speed Digital Leased Circuit" and "ATM Mega Link" services in October 1999, and for the medium- to high-bandwidth "ATM Mega Link" service in March 2000. Service areas for the "High-Speed Digital International Leased Circuit Service" were expanded to 16 this February.

The company focused on the formation of global-scale partnerships. It carried out investments and strategic partnerships, including business tie-ups, with companies including HKNet Company Limited, a major Internet service provider in Hong Kong, Philippine Long Distance Telephone Company (PLDT), the Philippines' largest telecommunications carrier, and the Davnet Limited Group, an Australian IP-based service provider. NTT Com began the joint preparations for one-stop outsourcing of design, construction, information system management with companies including Computer Associates International, Inc., IBM Corporation and Tivoli Systems Inc. In March 2000, NTT Com invested in and transferred satellite ownership to Japan Satellite Systems Inc. (JSAT Inc. as of April 2000) to develop business in the satellite field.

Management Reform Results

"Our Business Philosophy" was introduced for all employees, new personnel and evaluation systems were put in place, professionals were hired, and new employee education programs were adopted, all of which served to establish a foundation for a new corporate culture in tune with the global business environment.

All financial information stated in this release have been prepared on the basis of Japanese accounting principles.


                                 #     #     #

For further information, please contact:


    Ms. Megumi Inaji or Mr. Fuyuki Natsumeda
    Public Relations Office
    NTT Communications Corporation
    Telephone: +81 (3) 3500-8020
    E-mail: info@ntt.com

Attachment 1

                        NTT Communications Corporation
                        ------------------------------
                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese accounting principles)

                                                                                          March 31, 2000
                                                                                          --------------
                                                                                    Millions            Millions
                                                                                     of Yen              of US$
                                                                                     ------              ------
ASSETS
------

Fixed assets                                                                            963,200            9,086
Current assets                                                                          457,652            4,317

Total assets                                                                          1,420,853           13,404
                                                                                      =========           ======

LIABILITIES
-----------

Long-term liabilities:
  Long-term debt                                                                        409,487            3,863
  Liability for employees' severance payments                                            61,406              579
  Other                                                                                   1,158               10
 Total long-term liabilities                                                            472,052            4,453
                                                                                        -------            -----

Current liabilities:
  Current portion of long-term debt                                                      31,068              293
  Accounts payable, trade                                                                50,491              476
  Short-term borrowings                                                                  37,611              354
  Accounts payable, other                                                               198,689            1,874
  Accrued taxes on income                                                                75,490              712
  Other                                                                                  37,335              352
 Total current liabilities                                                              430,686            4,063
                                                                                        -------            -----

TOTAL LIABILITIES                                                                       902,739            8,516
                                                                                        -------            -----

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                                                           72,000              679
  Additional paid-in capital                                                            361,968            3,414
  Unappropriated retained earnings                                                       84,145              793

TOTAL SHAREHOLDERS' EQUITY                                                              518,114            4,887
                                                                                        -------            -----

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                                                  1,420,853           13,404
                                                                                      =========           ======

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 2


                         NTT Communications Corporation
                         ------------------------------
                      NON-CONSOLIDATED STATEMENT OF INCOME
                      ------------------------------------
                   (Based on Japanese accounting principles)


                               FISCAL YEAR BEGINNING MAY 28, 1999 AND
                               --------------------------------------
                                                 ENDED MARCH 31, 2000
                                                 --------------------
                                                  Millions   Millions
                                                   of Yen     of US$
                                                 ----------  ---------

Operating revenues                               1,075,302     10,144

Operating expenses                                 945,749      8,922

Operating income                                   129,552      1,222

Non-operating revenues                              19,269        181

Non-operating expenses                              21,103        199

Recurring profit                                   127,719      1,204

Extraordinary profit                                16,832        158

Extraordinary loss                                  18,106        170

Income before taxes                                126,445      1,192

Income taxes
 Current                                            75,500        712
 Deferred                                          (21,900)      (206)

Net income                                          72,845        687
                                                 ---------     ------

Per share data (in exact)                           of Yen     of US$
                                                 ---------     ------

Net income                                          50,587        477

Cash dividend                                       42,500        400



Note: Yen amounts have been translated, for convenience at(Yen)=US$1.00 the approximate exchange rate on March 31, 2000. Fractions are rounded down.

Attachment 3

                        NTT Communications Corporation
                        ------------------------------
                   NON-CONSOLIDATED STATEMENT OF CASH FLOWS
                   ----------------------------------------
                   (Based on Japanese accounting principles)

                                                                                           FISCAL YEAR BEGINNING JULY 1, 1999 AND
                                                                                           --------------------------------------
                                                                                                            ENDED MARCH 31, 2000
                                                                                                            --------------------
                                                                                         Millions                     Millions
                                                                                          of Yen                       of US$
                                                                                          ------                      --------
Cash flows from operating activities:
 Income before taxes                                                                     126,445                        1,192
 Depreciation and amortization                                                            92,565                          873
 Loss on sale or disposal of property, plant and equipment                                 8,992                           84
 Increase (decrease) in liability for employees' severance payments                       16,903                          159
 (Increase) decrease in notes and accounts receivable, trade                            (234,917)                      (2,216)
 Increase (decrease) in accounts payable, trade and accrued payroll                      192,977                        1,820
 (Increase) decrease in receivable consumption tax                                       (20,295)                        (191)
 Other                                                                                     4,796                           45
------------------------------------------------------------------------------------------------------------------------------
                                                                                         187,468                        1,768
------------------------------------------------------------------------------------------------------------------------------
 Proceeds from interest and dividends                                                         56                            0
 Payments for interest                                                                    (7,057)                         (66)
 Payments for taxes on income                                                                 (9)                          (0)
------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                             180,458                        1,702
------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
 Payments for property, plant and equipment                                              (59,109)                        (557)
 Acquisition of investments                                                              (94,482)                        (891)
 Other                                                                                    20,714                          195
------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                                (132,877)                      (1,253)
------------------------------------------------------------------------------------------------------------------------------

Cash flows financing activities:
 Proceeds from issuance of long-term debt                                                104,000                          981
 Payments for settlement of long-term debt                                               (73,593)                        (694)
 Other                                                                                    33,200                          313
------------------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by financing activities                                       63,606                          600
------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents                                    111,187                        1,048
 Cash and cash equivalents at beginning of year                                              399                            3
------------------------------------------------------------------------------------------------------------------------------
 Increase due to merger                                                                      788                            7
------------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of year                                                112,375                        1,060
------------------------------------------------------------------------------------------------------------------------------

Note: Yen amounts have been translated, for convenience only, at(Yen)106=US$1.00, the approximate exchange rate on March 31, 2000. Fractions are rounded down. Posted figures follow the business transfer from Nippon Telegraph and Telephone Corporation. However, income before taxes and other figures were calculated from the point of NTT Com's establishment.

Attachment 4

   PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS
   -------------------------------------------------------------


                                                             (Millions of Yen)
--------------------------------------------------------------------------------
                                                          Fiscal Year Beginning
                                                             May 28, 1999 and
                                                           Ended March 31, 2000
--------------------------------------------------------------------------------
Unappropriated retained earnings for the year                            84,145
Total                                                                    84,145
Proposal of appropriation:
  Legal earned reserve                                                    6,122
  Cash dividends                                                         61,200
                                                         ((YEN)42,500 per share)

  Bonuses to directors and corporate auditors                                18
  (Portion to corporate auditors)                                            (4)
  Special depreciation reserve                                              991

Profits brought forward                                                  15,815
--------------------------------------------------------------------------------

Note: Provision of the special depreciation reserve is in accordance with the Special Taxation Measures Law. The amount of provision is net of tax.

Attachment 5

            BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)
            ------------------------------------------------------
                   (Based on Japanese accounting principles)


                                                              (Millions of Yen)
--------------------------------------------------------------------------------
                                                        Fiscal Year Beginning
                   Service                                May 28, 1999 and
                                                        Ended March 31, 2000
--------------------------------------------------------------------------------
 Voice transmission services                                           656,331
 Data transmission services                                            158,430
 Leased circuit services                                               184,303
 Other services                                                          2,851
 Telecommunications                                                  1,001,916
 total revenues
--------------------------------------------------------------------------------
 Related business
 total revenues                                                         73,385
--------------------------------------------------------------------------------
 Total operating revenues                                            1,075,302
--------------------------------------------------------------------------------

Note: Fractions are rounded down.

Attachment 6

                  NTT Communications' New Board of Directors
                  ------------------------------------------
                      (subject to shareholders' approval)


President & CEO
Masanobu Suzuki


Senior Executive Vice Presidents
Tadayuki Arai
Katsuya Okimi


Executive Vice President
Mamoru Ishida
Shuji Tomita


Senior Vice Presidents
Satoshi Fujita           Yuichi Kawamori          Hideya Inoue
Isamu Satoki             Shunsuke Amiya           Yoshio Sakata
Hisao Iizuka             Kiyoshi Isozaki          Hiromi Wasai


Auditors
Hidesada Toriyama        Akio Tsuchiya            Nobuyuki Tanahashi


 Note: The first three members of this list are nominated for positions with representative authority.